FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
                  For the period of May 1, 2006 to July 03, 2006

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated May 8, 2006 announcing Frova Phase III Study
2.  News release dated May 15, 2006 announcing Vernalis Rings NASDAQ Bell
3.  News release dated May 24, 2006 announcing Results of the AGM
4.  News release dated June 19, 2006 announcing Investor Conferences

Enclosure No. 1

For Immediate Release

           Frova(R) Meets Primary Endpoint in Second Phase III Study
                      for Prevention of Menstrual Migraine
           --Data to be Included as Part of Supplemental NDA to FDA--

WINNERSH, U.K., and CHADDS FORD, Pa., May 8, 2006 -- Vernalis plc (LSE: VER,
Nasdaq: VNLS) and Endo Pharmaceuticals Holdings Inc. (Nasdaq: ENDP) today announced top-line data from the second Phase III efficacy study of Frova(R) (frovatriptan succinate) 2.5 mg tablets for the short-term (six-days per month) prevention of menstrual migraine (MM). The data from this study corroborate the positive findings in a prior efficacy study published in Neurology in July 2004 (ref: 2004, 63: 261-269). Endo expects to file a supplemental New Drug Application (sNDA) with the U.S. Food and Drug Administration (FDA) in the coming weeks to seek approval for the additional indication of Frova(R) for the prevention of menstrual migraine.

If approved, Frova(R) will be the only triptan indicated in the US for the prevention of MM. Frova(R) is FDA-approved for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established.

"Menstrual migraines can have significant impact on a woman's life. The preliminary results of this study are encouraging for women who suffer from menstrual migraine and who have not responded well to acute treatment," said the lead investigator in the trial, Jan Lewis Brandes, M.D., of the Nashville Neuroscience Group and of the Department of Neurology at Vanderbilt University School of Medicine.

"There is an unmet need for a new treatment option that is well-tolerated, effective and capable of preventing menstrual migraine from occurring," stated Stephen Silberstein, M.D., professor of neurology at the Jefferson Medical College of Thomas Jefferson University, director of the Jefferson Headache Center and lead investigator of the initial efficacy study of Frova(R) for the short-term prevention of menstrual migraine. "Menstrual migraine sufferers deserve a treatment tailored to their condition."

Study Results

Patients in the study were treated for three peri-menstrual periods (PMPs) and the primary endpoint was the number of menstrual migraine-free PMPs. Both once and twice-daily dose regimens of Frova(R) demonstrated efficacy, with statistical significance compared to placebo (p<0.01 and p<0.001 respectively). In addition, both dose regimens achieved statistical significance in other measures of effectiveness. These secondary endpoints included increased number of PMPs with one or no days of mild headache, reduction in headache intensity and a reduction in the use of rescue medication. There were no serious adverse events attributed to Frova(R). The frequency of other adverse events was similar across both active treatment arms and placebo.

To be eligible for entry into this study, patients had to have previously been exposed to non-triptan therapy (i.e. NSAIDs - non-steroidal anti-inflammatory drugs) for the treatment of menstrual migraine episodes and had to have responded inadequately to acute triptan therapy. Prior to randomisation all patients had to experience an MM during a one-month placebo run-in. The 427 eligible patients were randomised to either placebo, once-daily or twice-daily dosing with Frova(R) and were treated for six days in each of three menstrual cycles, with therapy starting two days before the expected onset of menstrual headache. A more comprehensive presentation of the data from this trial will be provided at an appropriate scientific forum later this year.

Simon Sturge, chief executive officer of Vernalis, confirmed "We are delighted to have achieved a positive outcome from this confirmatory efficacy trial with Frova(R). The women in this study represent a difficult-to-treat population, each having previously failed acute therapy. These results underscore our belief in the potential of Frova(R)."

"We are excited about the outcome of this trial," said Peter A. Lankau, president and chief executive officer of Endo, which markets Frova(R) in the US. "Frova(R) may offer millions of women a promising therapy for their monthly migraines. We look forward to working with the FDA to bring Frova(R) to market as a preventive treatment for menstrual migraine." He added that, if approved, Frova(R) would be the only triptan indicated for the prevention of menstrual migraine in the US, with its unique dosing regimen of six days per month.

Analyst Conference Call
Simon Sturge, Tony Weir and John Hutchison, CEO, CFO and Development Director of Vernalis respectively, will today host an analyst / investor presentation and conference call at 10:00 am BST to discuss the data. This may be accessed by dialling: +44 1452 561 394, and quoting 'Vernalis conference call.'

Important Information about Frova(R)

Frova(R) was approved by the FDA on November 8, 2001 for the acute treatment of migraine attacks with or without aura (subjective symptoms at the onset of a migraine headache) in adults. Frova(R) is generally well tolerated, with a side-effect profile that is typical of the triptan class of drugs. Frova(R) is indicated for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established. Frova(R) is not intended for the prophylactic therapy of migraine or for use in the management of hemiplegic or basilar migraine. The safety and effectiveness of Frova(R) have not been established for cluster headache, which is present in an older, predominantly male population.

Frova(R) should not be given to patients with cerebrovascular syndromes, peripheral vascular disease, uncontrolled hypertension, ischemic heart disease, or to patients who have symptoms or findings consistent with ischemic heart disease, coronary artery vasospasm, including Prinzmetal's variant angina or other significant underlying cardiovascular disease. Frova(R) should not be given to patients within whom unrecognized coronary artery disease is predicted by the presence of risk factors without a prior cardiovascular evaluation.

The most common adverse events (4%) include dizziness, fatigue, paresthesia, flushing, and headache.

The FDA-approved dosing for Frova(R) is one 2.5 mg tablet up to three times within a 24-hour period. Frova(R) has not been approved by the FDA for any indications other than for the treatment of acute migraine headaches, and its safety and efficacy in other indications have not been established.

Frova(R) is licensed for this indication in the US. For other countries, check local prescribing information. Not necessarily licensed for this indication outside the US. Not for release in the UK.

About Menstrual Migraine

Menstrual Migraine (MM) can have a serious impact on women's lives because they last longer than non-menstrual migraines, tend to be associated with severe pain and come back more often. Patients with MM may suffer from migraines at any time, although their migraine is frequently linked to their menstrual cycle. Over 60 percent of migraines in women are associated with menstruation.

Previous Frova(R) Phase III Trials in Menstrual Migraine

Initial Efficacy Study: In October 2002, positive study data were first presented from a study of more than 500 menstrual migraine sufferers in the U.S., suggesting that six days treatment per month with Frova(R) (beginning two days prior to the anticipated onset of menstrual migraine) was effective in preventing migraine headaches triggered by menstruation. The study was a crossover design covering three menstrual cycles in which patients were administered each of placebo, once-daily and twice-daily dosing with Frova(R) for one month. The data demonstrated a highly statistically significant improvement in the numbers of patients who were headache-free during their menstrual cycles for both once and twice-daily dose regimens of Frova(R) compared to placebo (p < 0.0001). These data were published in a leading journal, Neurology (2004, 63: 261-269).

Safety Study: In December 2005, data were announced from a long-term safety study that investigated the higher dose regimen from the initial efficacy study. Female patients were administered Frova(R) for six days each month (2 x 2.5 mg twice-daily on day one, and 2.5 mg twice-daily for five days) covering their menstrual cycles. The study results indicated that Frova(R) was well-tolerated when used as a six-day dosing regimen for up to 12 menstrual periods as preventive therapy for MM. Importantly, more than 300 patients received 12 months of treatment, exceeding the study objective of treating 100 patients for 12 menstrual cycles.

About Vernalis
Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has seven products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

About Endo
Endo Pharmaceuticals Holdings Inc. is a fully integrated specialty pharmaceutical company with market leadership in pain management products. Through its Endo Pharmaceuticals Inc. subsidiary, the company researches, develops, produces and markets a broad product offering of both branded and generic pharmaceuticals, meeting the needs of healthcare professionals and consumers alike. More information, including this and past press releases of Endo Pharmaceuticals Holdings Inc., is available online at www.endo.com.

                                   -- ends --

Enquiries:


Vernalis plc                                              +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communication

Endo Pharmaceuticals Inc.                                 +1-610-558-9800
Bill Newbould, Vice President, Corporate Communications

Brunswick Group                                           +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

GCI Group                                                 +1-212-537-8297
Katie Hogan

Vernalis Forward-Looking Statement

This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products and including that of Frova(R) for menstrual migraine, the Company's ability to find partners for the development and commercialisation of its products, the benefits of re-acquiring Frova(R) in North America and the partnership with Endo on the Company's liquidity and results of operations, as well as the Company's future capital raising activities.. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, including with respect to Frova(R) and the Company's other products, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of Frova(R) and other products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Endo Forward-Looking Statement

This press release contains forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on management's beliefs and assumptions, current expectations, estimates and projections. Statements that are not historical facts, including statements which are preceded by, followed by, or that include, the words "believes," "anticipates," "plans," "expects" or similar expressions and statements are forward-looking statements. Endo's estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect Endo's current perspective on existing trends and information. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially from those expressed or implied by these forward-looking statements. The reader should not rely on any forward-looking statement. The Company undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise. Several important factors, in addition to the specific factors discussed in connection with these forward-looking statements individually, could affect the future results of Endo and could cause those results to differ materially from those expressed in the forward-looking statements contained in this press release. Important factors that may affect future results include, but are not limited to: market acceptance of the Company's products and the impact of competitive products and pricing; dependence on sole source suppliers; the success of the Company's product development activities and the timeliness with which regulatory authorizations and product launches may be achieved; successful compliance with extensive, costly, complex and evolving governmental regulations and restrictions; the availability on commercially reasonable terms of raw materials and other third party manufactured products; exposure to product liability and other lawsuits and contingencies; dependence on third party suppliers, distributors and collaboration partners; the ability to timely and cost effectively integrate acquisitions; uncertainty associated with pre-clinical studies and clinical trials and regulatory approval; uncertainty of market acceptance of new products; the difficulty of predicting FDA approvals; risks with respect to technology and product development; the effect of competing products and prices; uncertainties regarding intellectual property protection; uncertainties as to the outcome of litigation; changes in operating results; impact of competitive products and pricing; product development; changes in laws and regulations; customer demand; possible future litigation; availability of future financing and reimbursement policies of government and private health insurers and others; and other risks and uncertainties detailed in Endo's filings with the Securities and Exchange Commission, including its Registration Statement on Form S-3 filed with the SEC on March 21, 2006. Readers should evaluate any statement in light of these important factors.

Enclosure No. 2

15 May 2006

          Vernalis plc to Ring the NASDAQ Closing Bell on May 18, 2006

               Company Celebrates Significant Clinical Milestone

WINNERSH, U.K., May 15, 2006 -- Vernalis plc (LSE: VER, Nasdaq: VNLS) today announced that Simon Sturge, Chief Executive Officer, will preside over the ringing of the NASDAQ closing bell on Thursday, May 18th at 4:00 p.m. (ET). Vernalis, whose ADR shares began trading on NASDAQ in July 1992, is celebrating the positive outcome of the Company's second Phase III efficacy study of Frova
(R) (frovatriptan succinate) 2.5 mg tablets for the short-term (six-days per month) prevention of migraine in patients with migraines related to their menstrual cycles. The data from this study corroborate the positive findings in a prior efficacy study published in Neurology in July 2004 (ref: 2004, 63:
261-269).

Vernalis is a specialty bio-pharmaceutical and drug development company with two marketed products and a broad development pipeline focused on neurology and central nervous system disorders. Vernalis' US partner, Endo Pharmaceuticals Inc., expects to file a supplemental New Drug Application (sNDA) with the U.S. Food and Drug Administration (FDA) in the coming weeks to seek approval for the additional indication of Frova(R) for the prevention of menstrual migraine. Frova(R) is currently FDA-approved for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established.

About the NASDAQ Closing Bell
The NASDAQ Stock Market rings the closing bell at 4 p.m. and the ceremony will be available for viewing through NASDAQ's web cam: http://www.nasdaq.com/ reference/marketsite_about.stm to watch the ceremony, beginning at 3:50 p.m. Viewers can scroll to the bottom of the page to access the MarketSite Live Web cam link. Windows Media Player is necessary to view the web cam.

Local television stations may pick up the feed of the ceremony. The closing bell is available from 3:50 to 4:05 p.m. on uplink IA-6 C-band/transponder 17. The downlink frequency is 4040 Vertical; Audio 6.2-6.8. The feed can also be found on Waterfront fiber 1623.

About Vernalis
Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has seven products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

                                   -- ends --

Enquiries:


Vernalis plc                                               +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications


Brunswick Group                                            +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

Lazar Partners Ltd
Gregory Gin                                                212-867-1762


Vernalis Forward-Looking Statement

This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products and including that of Frova(R) for menstrual migraine, the Company's ability to find partners for the development and commercialisation of its products, the benefits of re-acquiring Frova(R) in North America and the partnership with Endo on the Company's liquidity and results of operations, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, including with respect to Frova(R) and the Company's other products, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of Frova(R) and other products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Enclosure No. 3

24 May 2006

                                  VERNALIS PLC

           RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 24 MAY 2006

Vernalis plc announces that all resolutions proposed to shareholders at its Annual General Meeting held today were duly passed.

All resolutions were approved on a show of hands. The number of proxy votes received for each resolution is set out below. The total issued share capital of the Company is 311,463,549.



    Resolution                                  For (including
                                            discretionary votes)*           Against*         Withheld

Ordinary Resolution

1. To receive the audited accounts
   and related reports of the
   Directors and auditors                  230,081,163    (100.00%)        6,660   (0.00%)      4,043

2. To approve the remuneration
   report                                  227,018,514     (98.83%)    2,697,540   (1.17%)    375,811

3. To re-elect as a Director
   Dr P J Fellner                          228,854,517     (99.76%)      560,246   (0.24%)    677,102

4. To re-elect as a Director
   Mr S J Sturge                           229,686,206     (99.83%)      402,499   (0.17%)      3,161

5. To re-elect as a Director
   Mr A J Weir                             229,686,365     (99.83%)      402,006   (0.17%)      3,495

6. To re-elect as a Director
   Mr G M Kennedy                          229,674,091     (99.82%)      413,804   (0.18%)      3,971

7. To re-appoint
   PricewaterhouseCoopers LLP as
   auditors and to authorise the
   Directors to determine their
   remuneration                            229,512,439     (99.75%)      572,385   (0.25%)      7,041

8. To authorise the Directors to
   allot relevant securities               230,046,027     (99.99%)       31,767   (0.01%)     14,072

Special Resolution

9. To authorise the Directors to
   allot equity securities for
   cash                                    230,034,682     (99.98%)       35,625   (0.02%)     21,559

10. To amend the Company's
    articles of association to
    expressly allow CREST members the
    option for electronic proxy
    voting through CREST                   230,038,048     (99.99%)       32,249   (0.01%)     21,569


*NB: Percentage of votes cast excludes withheld votes

Enquiries:

Vernalis plc                                            +44 (0)118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                         +44 (0)20 7404 5959
Jon Coles
Wendel Verbeck

Enclosure No. 4


June 19, 2006

        Vernalis plc to Present at Investor Conferences during June 2006

WINNERSH, U.K., June 19, 2006 -- Vernalis plc (LSE: VER, Nasdaq: VNLS), a specialty bio-pharmaceutical and drug development company, today announced that Simon Sturge, Chief Executive Officer, and Tony Weir, Chief Financial Officer, will participate in select investor conferences during the month of June. Vernalis will present an overview of its business activities and product pipeline and will be conducting one-on-one meetings with investors.

Piper Jaffray Health Care Conference will be held June 22-23, 2006 at The Brewery in London. Vernalis is scheduled to present at 10:20 AM BST on Thursday, June 22, 2006.

Jefferies Life Sciences Conference will be held June 27-28, 2006 at the Mandarin Oriental in New York City. Vernalis is scheduled to present at 9:30 AM Eastern time on Wednesday, June 28, 2006. To listen to the audio webcast of the presentation, please visit: http://www.wsw.com/webcast/jeff11/vnls/


About Vernalis
Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has seven products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

                                   -- ends --

Enquiries:


Vernalis plc                    +44 (0) 118 977 3133

Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Vernalis Forward-Looking Statement

This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products and including that of Frova(R) for menstrual migraine, the Company's ability to find partners for the development and commercialisation of its products, the benefits of re-acquiring Frova(R) in North America and the partnership with Endo on the Company's liquidity and results of operations, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, including with respect to Frova(R) and the Company's other products, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of Frova(R) and other products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: July 3, 2006                                 Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer